SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 11-K

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(MARK ONE)

X Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000

__ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______.

THE STANDARD REGISTER COMPANY

UARCO SAVINGS ADVANTAGE 401(k) PLAN

(Full title of the plan)

THE STANDARD REGISTER COMPANY

(Name of issuer of the securities held pursuant to the plan)

600 Albany Street, Dayton, Ohio 45408

(Address of principal executive office)

UARCO SAVINGS ADVANTAGE 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2000

UARCO SAVINGS ADVANTAGE 401(k) PLAN

INDEX

DECEMBER 31, 2000

Independent Auditor's Report	1
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4-7
Independent Auditors' Report on Supplemental Information	8
Supplemental Schedules
Schedule of Assets Held for Investment Purposes	9-10
Schedule of Reportable Transactions	11-12

INDEPENDENT AUDITORS' REPORT

The UARCO Savings Advantage 401(k) Plan

Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of the UARCO Savings Advantage 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

June 8, 2001

Dayton, Ohio

UARCO SAVINGS ADVANTAGE 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2000	1999

ASSETS
Participant directed investments, at fair value
T. Rowe Price Associates, Inc. mutual funds	62,743,643	76,432,485
Standard Register Company common stock	80,538	60,116
Participant loans	921,022	1,530,219

Total assets	63,745,203	78,022,820

LIABILITIES
None	-	-

NET ASSETS AVAILABLE FOR BENEFITS	63,745,203 =========	78,022,820 =========

The accompanying notes are an integral part of the financial statements.

UARCO SAVINGS ADVANTAGE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year End December 31
	2000	1999
ADDITIONS
Investment income
Net appreciation in fair value of investments	-	7,949,497
Interest and dividends	2,856,762	2,867,543

Total additions	2,856,762	10,817,040

DEDUCTIONS
Net depreciation in fair value of investments	4,179,186	-
Benefits paid directly to participants	12,952,236	16,088,618
Administrative expenses	2,957	4,506

Total deductions	7,134,379	16,093,124

Net decrease	(14,277,617)	(5,276,084)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	78,022,820	83,298,904

End of year	63,745,203 =========	78,022,820 ========

The accompanying notes are an integral part of the financial statements.

UARCO SAVINGS ADVANTAGE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

NOTE 1 - DESCRIPTION OF PLAN

The following is a general description of the UARCO Savings Advantage 401(k) Plan (Plan). For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General

The Plan was established June 1, 1988, by UARCO Incorporated (the Company) for eligible employees of the Company and its domestic subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular savings and to assist them through matching contributions from the Company.

On December 31, 1997 all of the outstanding shares of the Company (plan sponsor) were purchased by the Standard Register Company (SRC). The Company operated as a wholly owned subsidiary of SRC for three months until it was merged into SRC, effective March 31, 1998.

Effective April 1, 1998, all UARCO Incorporated employees were employed by SRC and enrolled into the Standard Register Employee Savings Plan. No further employer contributions to the UARCO Savings Advantage 401(k) Plan are planned.

Eligibility

Employees are eligible to participate in the Plan if they were employees of the Company or its domestic subsidiaries and had completed at least one year of service of at least 1,000 hours.

Contributions

Participants were able to contribute up to 15% of pretax compensation, and up to 20% of compensation equal to any whole percentage of such compensation per payroll period. The sponsor was permitted to make discretionary matching contributions. Effective April 1, 1998, all of the employees of UARCO Incorporated were employed by the Standard Register Company and enrolled in the Standard Register Employee Savings Plan. No further contributions to the UARCO Savings Advantage 401(k) Plan are planned.

All pretax contributions are considered tax-deferred under sections 401(a) and 401(k) of the Internal Revenue Code.

Participants were always fully vested in their own contributions, plus earnings thereon. Effective April 1, 1998, participants became fully vested in employer matching contributions. Prior to that date, vesting in employer matching contributions, plus earnings thereon, is 20% per year. When a participant terminates employment prior to being fully vested in the matching contributions, these nonvested amounts are considered forfeitures and are used as credits against future employer discretionary matching contributions.

Loans

Participants are eligible to borrow against the balances in their accounts, subject to limits established by the IRS. Participants may borrow 50% of their vested balance up to $50,000. The minimum loan is $750. Repayment of a long-term loan may not exceed 15 years. Repayment is intended to be made via payroll deductions. Interest is assessed at a rate, which is equal to 1% above prime at the time of the loan origin.

Distributions

All distributions under the Plan are lump sum, through installment payments, or through the purchase of a fixed annuity contract. Distributions are not permitted while the participants are employed by the Company, except for "Hardship" as defined by the IRS, when employees reach age 59 1/2 or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70 1/2 if the fund balance is at least $3,500.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by the Plan's sponsor.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Plan Trustee

Investments are held by T. Rowe Price Trust Company, the Plan's trustee.

NOTE 3 - INVESTMENTS

T. Rowe Price Mutual Funds and Standard Register Company common stock are stated at fair value as determined by the market values of the underlying securities. Participant loans are stated at cost, which approximates fair value.

During 2000 and 1999, the Plan's investments (including investments bought, sold, as well as held, during the period) (depreciated) appreciated in fair value by $(4,179,186) and $7,949,497, respectively, as follows:

	2000	1999
T. Rowe Price Associates, Inc. mutual funds	$ (4,162,594)	$ 7,977,618
Standard Register Company common stock	(16,592)	(28,121)
Total	$ (4,179,186) ==========	$ 7,949,497 =========

NOTE 4 - PLAN TERMINATION

Subject to certain limitations, the plan sponsor can amend, modify, or discontinue the Plan. If the plan sponsor should decide to discontinue the Plan, the trustee shall perform a valuation of the Trust fund as of the termination date, and the participant accounts will be adjusted by the plan sponsor in accordance with the provisions of the Plan. Distributions to participants of their accounts will be made by the trustee in accordance with the provisions of the Plan.

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service ruled July 18, 1995, that the Plan qualified under section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.

The plan sponsor has filed a walk-in closing agreement with the Internal Revenue Service in an attempt to resolve certain operational defects that occurred from 1994 through 1997. The plan sponsor intends to cover the cost of any penalties or corrections that may be required as a result of this agreement. The plan sponsor, along with its legal counsel, believe that the plan's qualified status is not in any danger of being revoked.

NOTE 6 - CONCENTRATIONS OF INVESTMENT RISK

Financial instruments that potentially subject the plan to significant concentrations of risk consist primarily of mutual funds and common stock. These investments are subject to the normal risks associated with financial markets.

The fair or contract value of individual investments that represent 5% or more of the Plan's assets as of December 31 is as follows:

	December 31
	2000	1999
T. Rowe Price Associates, Inc. Mutual Funds:
MID Cap Growth Fund	$ 6,179,534	$ 5,438,753
Equity Index 500 Fund	24,501,306	34,839,952
Stable Value Fund	15,125,389	18,655,896
TRP Balanced Fund	12,730,735	15,184,353

INDEPENDENT AUDITORS' REPORT

ON SUPPLEMENTAL INFORMATION

The UARCO Savings Advantage 401(k) Plan

Dayton, Ohio

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 8, 2001

Dayton, Ohio

UARCO SAVINGS ADVANTAGE 401(k) PLAN

EMPLOYER IDENTIFICATION NUMBER 36-3338329

PLAN NUMBER 004

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2000

	Identity of Issue and		Fair
(a)	Description of Investment	Cost	Value
	T. ROWE PRICE ASSOCIATES, INC. MUTUAL FUNDS

*	MID Cap Growth Fund	5,038,573	6,179,534

*	Equity Index 500 Fund	19,186,150	24,501,306

*	Stable Value Fund	15,125,389	15,125,389

*	New Horizons Fund	2,593,563	2,263,601

*	Spectrum Income Fund	53,612	52,276

*	TRP Balanced Fund	11,247,586	12,730,735

*	International Stock Fund	1,519,129	1,388,356

*	Small Cap Value Fund	332,802	334,230

*	Equity Income Fund	168,915	168,216

	Total T. Rowe Price mutual funds	55,265,719	62,743,643

	COMMON STOCK

*	Standard Register Company, 5,651.757 shares	103,834	80,538

	PARTICIPANT LOANS (interest rates from 7.0% to 9.5%)	921,022	921,022

	Total Investments	55,369,553	63,745,203
	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

UARCO SAVINGS ADVANTAGE 401(k) PLAN

EMPLOYER IDENTIFICATION NUMBER 36-3338329

PLAN NUMBER 004

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1999

	Identity of Issue and		Fair
(a)	Description of Investment	Cost	Value

	T. ROWE PRICE ASSOCIATES, INC. MUTUAL FUNDS

*	MID Cap Growth Fund	3,952,940	5,438,752

*	Equity Index 500 Fund	24,174,681	34,839,952

*	Stable Value Fund	18,665,896	18,655,896

*	New Horizons Fund	575,076	666,321

*	Spectrum Income Fund	54,168	50,914

*	TRP Balanced Fund	12,929,763	15,184,353

*	International Stock Fund	1,256,073	1,596,297

	Total T. Rowe Price mutual funds	61,608,597	76,432,485

	COMMON STOCK

*	Standard Register Company, 2,486.963 shares	82,219	60,116

	PARTICIPANT LOANS (interest rates from 7.0% to 9.5%)	1,530,219	1,530,219

	Total Investments	61,690,816 =========	78,022,820 =========

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

UARCO SAVINGS ADVANTAGE 401(k) PLAN

EMPLOYER IDENTIFICATION NUMBER 36-3338329

PLAN NUMBER 004

SCHEDULE H, PART IV, 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2000

					Fair
					Value of	Net
Identity				Cost of	Asset on	Realized
of Party		Purchase	Selling	Asset	Transaction	Gain
Involved	Description of Asset	Price	Price	Sold	Date	(Loss)

Category (iii) - Series of Transactions in Excess of 5 Percent of Plan Assets

T-Rowe Price	Stable Value Fund	8,004,500	11,535,006	11,535,006	19,539,506	-

T-Rowe Price	International Stock Fund	3,568,037	3,358,556	3,312,719	6,926,593	45,837

T-Rowe Price	New Horizons Fund	5,844,900	3,844,248	3,862,305	9,689,148	(18,057)

T-Rowe Price	Equity Index Fund	2,017,511	9,375,335	7,457,521	11,392,846	1,917,814

T-Rowe Price	Balanced Fund	953,962	3,056,111	2,652,545	4,010,073	403,566

There were no reportable category (I), (ii) or (iv) transactions for the year ended December 31, 2000.

UARCO SAVINGS ADVANTAGE 401(k) PLAN
EMPLOYER IDENTIFICATION NUMBER 36-3338329
PLAN NUMBER 004
SCHEDULE H, PART IV, 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
					Fair
					Value of	Net
Identity				Cost of	Asset on	Realized
of Party		Purchase	Selling	Asset	Transaction	Gain
Involved	Description of Asset	Price	Price	Sold	Date	(Loss)
Category (i) - Single Transactions in Excess of 5 Percent of Plan Assets

T-Rowe Price	Stable Value Fund	24,136,178	-	-	24,136,178	-

T-Rowe Price	Equity Index 500 Fund	29,080,819	-	-	29,080,819	-

T-Rowe Price	Balanced Fund	15,366,223	-	-	15,366,223	-

Metropolitan Life	Guaranteed Investment
Insurance Co.	Contract	-	23,086,075	23,086,075	23,086,075	-

Metropolitan Life
Insurance Co.	Stock Market Index Fund	-	6,429,991	6,429,991	6,429,991	-

Fidelity	Puritan Fund	-	15,366,223	15,366,223	15,366,223	-

Fidelity	Magellan Fund	-	22,651,156	22,651,156	22,651,156	-

Category (iii) - Series of Transactions in Excess of 5 Percent of Plan Assets

T-Rowe Price	Stable Value Fund	26,558,872	2,998,527	2,998,527	29,557,399	-

T-Rowe Price	Equity Index 500 Fund	30,775,888	2,831,556	2,780,153	33,607,444	51,403

T-Rowe Price	Mid-Cap Growth Fund	4,055,044	418,178	418,810	4,473,222	(632)

T-Rowe Price	Balanced Fund	16,109,481	1,205,234	1,203,634	17,314,715	1,600

State Street
Research	Capital Fund	1,871,881	6,137,553	6,522,480	8,009,434	(384,927)

Metropolitan Life	Guaranteed Investment
Insurance Co.	Contract	7,475,122	31,489,566	31,489,566	38,964,688	-

Metropolitan Life
Insurance Co.	Stock Market Index Fund	2,354,076	9,967,038	7,637,125	12,321,114	2,329,913

Fidelity	Puritan Fund	1,769,248	19,791,000	17,082,511	21,560,248	2,708,489

Fidelity	Magellan Fund	2,679,925	28,968,711	23,777,309	31,648,636	5,191,402

There were no reportable category (ii) or (iv) transactions for the year ended December 31, 1999.

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-51181) pertaining to UARCO Savings Advantage 401(k) Plan of our report dated June 8, 2001 with respect to the financial statements and schedules of UARCO Savings Advantage 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

Dayton, Ohio

June 8, 2001